Securities and Exchange Commission
                           Washington, D.C. 20549


                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)

                            TUTOGEN MEDICAL INC.
______________________________________________________________________________
                              (Name of Issuer)

                                Common Stock
______________________________________________________________________________
                        (Title of Class of Securities)

                                  09058x109
______________________________________________________________________________
                               (CUSIP Number)

                    Thomas W. Pauken, Liquidation Trustee
                     Renaissance Capital Partners II, Ltd.
                            10751 Mapleridge Drive
                              Dallas, Texas 75238
                                 (214) 341-5033
______________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 31, 1999
______________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.                                            /X/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D
CUSIP No. 09058x109
______________________________________________________________________________
(1)   Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)

      Renaissance Capital Partners II, Ltd.                   75-2407159
______________________________________________________________________________
(2)   Check the appropriate box if a member of a group
______________________________________________________________________________
(3)   SEC use only

______________________________________________________________________________
(4)   Source of funds

      WC
______________________________________________________________________________
(5)   Check if disclosure of legal proceedings is required pursuant to Items
            2(d) or 2(e)
______________________________________________________________________________
(6)   Citizenship or place of organization

      Texas
______________________________________________________________________________
Number of shares beneficially owned by each reporting person with:
______________________________________________________________________________
(7)   Sole voting power

      8,169,278
______________________________________________________________________________
(8)   Shared voting power

      0
______________________________________________________________________________
(9)   Sole dispositive power

      8,169,278
______________________________________________________________________________
(10)  Shared dispositive power

      0
______________________________________________________________________________
(11)  Aggregate amount beneficially owned by each reporting person

      8,169,278
______________________________________________________________________________
(12)  Check if the aggregate amount in Row (11) excludes certain shares

______________________________________________________________________________
(13)  Percent of class represented by amount in Row (11)

      62.4 %
______________________________________________________________________________
(14)  Type of reporting person

      PN, IV
Item 1.   Security and Issuer

     This statement relates to the common stock (the "Shares"), of Tutogen Medical, Inc., a Florida corporation (the "Company"), the principal executive office of which is located at 1719 Route 10, Suite 314, Parsippany, New Jersey 07054.

Item 2.   Identity and Background

     (a)-(c) Renaissance Capital Partners II, Ltd. (the "Filing Party") is a Texas limited partnership that has elected to operate as a business development company under the Investment Company Act of 1940. Effective October 1, 1998, Thomas W. Pauken was appointed as the Liquidation Trustee of the Filing Person, and the authority previously held by the Managing General Partner of the Filing Person was transferred to Mr. Pauken, whose business address is 10751 Mapleridge Drive, Dallas, Texas 75238. Mr. Pauken is an attorney and mediator.

     (d)-(e) Mr. Pauken has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The Shares beneficially owned by the Filing Party consist primarily of Shares previously reported. Additional Shares were acquired effective January 31, 1999 in exchange for assets of the Filing Party, including the voluntary conversion of principal, accrued interest and accrued expenses on a debenture issued by the Company and $300,000 in the form of cash, which was previously held as working capital of the Filing Party. Additional information regarding the transactions that were consummated on January 31, 1999 is contained in Items 4 and 5.

Item 4.   Purpose of Transaction

     The purpose of this filing is to reflect that the Filing Party, which has previously reported its ownership of securities of the Company on Schedule 13G, has acquired additional securities of the Company and now holds the Company's securities with a purpose of influencing control of the Company.

     At the conclusion of the transactions described in Item 5, which were consummated effective January 31, 1999, the Filing Party beneficially owns securities aggregating 62.4 % of the outstanding voting securities of the Company (based upon information contained in the Company's periodic reports). The Filing Party has determined that, in an effort to support improvement in the Company's performance, it would be advisable for the Filing Party to seek to become more actively involved in the direction of the Company's operations and policies, and the Filing Party has initiated discussions with the Company with a view toward increasing its role. In that regard, the Filing Party intends to seek additional representation on the board of directors of the Company and is considering other actions that could have the effect of changing the composition of the board of directors, changing the number of directors or taking or supporting other similar actions. However, the Filing Party has not presently adopted specific plans or proposals with regard to the composition of the board of directors.

     Except as stated in the foregoing paragraph, the Filing Party has not formulated plans or proposals which relate to or would result in any of the changes referred to in the Instructions to Item 4 of Schedule 13D.

     The Filing Party may acquire or dispose of securities of the Company as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise, subject to market conditions. While it is not the Filing Party's present intention to do so, it reserves the right to dispose of some or all of its securities in the open market or in privately negotiated transactions to third parties or otherwise.

Item 5.   Interest in Securities of Issuer

     (a) As of February 1, 1999 the Filing Party is the beneficial owner of 7,769,278 Shares, representing approximately 62.4% of the outstanding shares of the Company (including for this purpose Shares issued in the transactions described below and Shares issuable upon exercise of warrants and upon conversion of a debenture owned by the Filing Party; all of the warrants and the debenture are presently convertible or exercisable.

     (b) The Filing Party has the sole power to vote and to dispose of the Shares which are the subject of this statement.

     (c) Except as set forth below, the Filing Party has not engaged in any transactions in Shares during the past sixty days.

     Effective January 31, 1999, the Filing Party and the Company entered into several inter-related transactions, as follows:

         (i) the Filing Party exercised its right to convert the outstanding principal, accrued interest and accrued expenses on a convertible debenture in the principal amount of $2,074,081.06 in accordance with the terms of the debenture, resulting in the issuance to the Filing Party of 4,600,507 Shares and, as additional consideration for the agreement to convert the debenture, the Company issued to the Filing Party an additional 149,334 Shares;

         (ii) warrants held by the Filing Party to purchase 1,353,957 Shares were amended. These warrants previously were subject to exercise prices of $2.50 and $2.60 per Share; as amended, the exercise prices of the warrants are $1.25 per Share if the warrants are exercised prior to June 30, 2000. If not so exercised, the exercise prices will revert to the original exercise prices of the warrants; and

         (iii) the Filing Party acquired 300,000 Shares, together with warrants to purchase an additional 300,000 Shares at an exercise price of $1.50 per Share, in exchange for $300,000 cash.

     (d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     A copy of the Agreement to Convert Debt and Accruals to Common Stock by and between the Filing Party and the Company, dated January 29, 1999, is incorporated herein by reference and appears as Exhibit 6(a).

Item 7.   Material to be Filed as Exhibits.

     Exhibit 6(a):  Agreement to Convert Debt and Accruals to Common Stock


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 1999           RENAISSANCE CAPITAL PARTNERS II, LTD.



                                     By: _______/s/____________
                                         Thomas W. Pauken
                                         Liquidation Trustee



Exhibit 6(a)   Agreement to Convert Debt and Accruals to Common Stock

Agreement between Renaissance Capital Partners II, Ltd. (herein "Renaissance") and Tutogen Medical, Inc. (herein "Tutogen") witnesseth that;

Whereas Renaissance is the holder of certain indebtedness and securities of Tutogen including the following:

(a) Convertible Debenture issued by Tutogen in the face amount of $2,074,081 (herein "Debenture I") such Debenture I and accrued interest thereon being convertible into Tutogen common stock at $0.4699688 per share conversion price;

(b) accrued interest on Debenture I in the amount of $62,904.31 for the period October 1, 1998 through January 31, 1999.

(c) Convertible Debenture issued by Tutogen in the face amount of $500,000 (herein "Debenture II") such Debenture II and accrued interest thereon being convertible into Tutogen common stock at $1.35 per share conversion price;

(d) accrued interest on Debenture II in the amount of $15,164.39 for October 1, 1998 through January 31, 1999;

(e)  accrued expenses in the amount of $9,945.02 as of January 31, 1999.

(f) Stock Purchase Warrants to purchase 1,353,957 shares of Common Stock at an Exercise Price of $2.50 per share, such warrants being exercisable until December 31, 2000;

And whereas Tutogen has a requirement of additional financing and seeks to obtain such funding by an offering of 1,000,000 Units of Common Shares and Warrants to Purchase Shares, all as provided in Tutogen's Placement Offering as was approved by its Board of Directors.

And whereas, in support thereof, Tutogen has requested Renaissance participate in such offering to the amount of $300,000 and further to exercise its Debenture I conversion rights at the present time and to induce Renaissance to do so and thereby eliminate such indebtedness from the books of the Company in order to strengthen its financial position is willing to provide additional considerations to Renaissance;

And whereas Renaissance is willing do so in consideration of the following agreements and understanding, now therefore it is:

Agreed that:

  (1) Tutogen will prepay interest on Debenture I for the period from February 1, 1999 through January 31, 2000 in the aggregate amount of $186,667.21, such payment to be made in Tutogen Common Stock at an agreed issue price of $1.25 per share for a total of 149,334 Shares.

  (2) Tutogen will amend the Stock Purchase Warrants totaling 1,353,957 to provide that the exercise price shall be reduced to $1.25 per share if such Warrants are exercised prior to June 30, 2000, after which date such warrants shall revert to their initial terms.

  (3) Renaissance will exercise its conversion rights pursuant to the terms of the $2,074,081 Convertible Debenture including the accrued interest thereon and accrued expenses todate and also including interest due on Debenture II (Items "a", "b" "d" and "e" above) all such to be converted in accordance with and at the stated Debenture conversion price of $0.4699688 per share for a total of 4,600,507 shares.

  (4) Renaissance acknowledges and agrees that shares received pursuant to this agreement will bear a legend and will be restricted from sale until March 31, 2000.

Except as herein provided, all other terms and conditions of the Stock Purchase Warrants and Debentures and all related agreements remain in full force and effect.

This agreement may be executed in one or more counterparts and shall be valid and binding as of the date hereof. Agreements may be transmitted by electronic facsimile transmission and upon receipt of such, and acknowledgment by return facsimile transmission of such receipt and reliance thereon, such agreement shall be binding.

This agreement dated and effective as of January 29, 1999.

                                      Tutogen Medical, Inc.


                                      By:   /s/ Karl M. Meister
                                      Title:  President and CEO



                                      Renaissance Capital Partners II, Ltd.


                                      By:   /s/ Thomas W. Pauken
                                      Title:  Liquidation Trustee